Exhibit 99.1

Algonquin Power & Utilities Corp. Announces Date for Annual Meeting of Shareholders

OAKVILLE, ON, June 2, 2014 /CNW/ - Algonquin Power & Utilities Corp. (“APUC”) (TSX: AQN) today announced the date of the annual meeting of its shareholders.

Meeting Details:

Date: Wednesday, June 18, 2014

Time: 4:00 p.m. Eastern Time

Location: Oakville Conference Centre, 2515 Wyecroft Road, Oakville, Ontario, L6L 6P8

The Notice of Meeting and Management Information Circular outlining the matters to be addressed at the meeting have been mailed to shareholders, filed on SEDAR, and are available in the Documents and Filings section of the Investor Centre on Algonquin Power & Utilities Corp.’s website.

About Algonquin Power & Utilities Corp.

Algonquin Power & Utilities owns and operates a diversified $3.7 billion portfolio of regulated and non-regulated utilities in North America. The regulated utility business provides water, electricity and natural gas utility services to over 480,000 customers through a portfolio of regulated generation, transmission and distribution utility systems. The non-regulated electric generation subsidiary owns or has interests in renewable energy and thermal energy facilities representing more than 1,100 MW of installed capacity. Algonquin Power & Utilities delivers continuing growth through an expanding pipeline of renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. Common shares and preferred shares are traded on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A and AQN.PR.D. Visit Algonquin Power & Utilities at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.

SOURCE Algonquin Power & Utilities Corp.

%SEDAR: 00014832E

For further information: Kelly Castledine, Algonquin Power & Utilities Corp., 2845 Bristol Circle, Oakville, Ontario, L6H 7H7, Telephone: (905) 465-4500, Website: www.AlgonquinPowerandUtilities.com; Twitter @AQN_Utilities

CO: Algonquin Power & Utilities Corp.

CNW 11:24e 02-JUN-14